BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria,
Walter – Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

04 JAN -2 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

SUPPL

Rule 12g3-2(b) File No. 82-5222

04012185

Mondsee, 17th December 2003

82-5221

BWT AG
Rule 12g3-2(b) File No. ~~82-5222~~

The enclosed Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,

Rita Garlock
Assistant to the Board

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dlw 1/22

<u>Enclosure:</u>
Press Release

Bankverbindungen:
Bank Austria Creditanstalt AG, Konto-Nr. 0295-33346-00 BLZ 12000
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr. 1136

Vorstandsvorsitzender: Andreas Weißenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer

PRESS RELEASE

BWT
BEST WATER TECHNOLOGY

FuMA-Tech (BWT Group): Reduction of fuel cell costs as a result of new components for market preparation for portable energy supply systems

A consortium of three industrial companies and two research institutes is to develop fuel cell systems on the basis of lower-cost components within the framework of the three-year project begun in June 2003. This is the final link in the chain from basic research through the development of system components to the planning and realisation of complete fuel cell systems, thus making an important contribution to the commercialisation of fuel cell technology.

The cell components are provided by SGL Carbon and FuMA-Tech GmbH. SGL Carbon produces bipolar plates, gas diffusion layers, graphite foils and new composite materials for fuel cells. Injection moulding means that lower-cost bipolar plates made of new materials are now available for larger-scale series. These plates further increase power density and therefore significantly reduce the cost per kW of power.

FuMA-Tech produces membranes for the polymer-electrolyte-membrane fuel cell (PEMFC) and direct methanol fuel cell (DMFC). As an innovative manufacturer of polymer-electrolyte membranes, FuMA-Tech provides a range of specially developed membrane materials, which ensure optimum cell performance in the stack and enable certain peripheral components to be produced at lower cost.

The Centre for Solar Energy and Hydrogen Research (ZSW) in Ulm produces hydrogen-operated fuel cells made with the jointly optimised components. In comparison, direct methanol fuel cells, which are easier to produce due to their modular structure, are developed by the Forschungszentrum Jülich (FZJ) research centre.

CEAG AG (Electronics) fits the different fuel cells with the relevant control and monitoring electronics and integrates them into energy supply systems. The focus here is on power-adjustable units, in particular applications with a continuous power output of 300 W.

The Federal Ministry of Economics and Labour (BMWA) is accompanying and supporting the joint project by providing financial assistance amounting to 40% of the total volume of €4.3 million. This investment underpins the further development of fuel cells carried out by the project partners over a number of years and is seen as an important milestone in the imminent commercialisation of their products. The BMWA has promised to lend its support, as this set-up provides a particularly effective combination of academic expertise, industrial production and market access of a system supplier.

15 December 2003 The Consortium

Enquiries:

FuMA-Tech GmbH
Am Grubenstollen 11
D-66386 St. Ingbert

www.fumatech.de or www.bwt-group.com

Contact person: Dr. Bernd Bauer (Tel.: +49-6894-9265-0)

FuMA-Tech is an established manufacturer of ion exchanger membranes and belongs to the BWT Group. With 65 Group companies and some 2,700 employees, the BWT Best Water Technology Group is the leading water technology company in Europe.

SGL TECHNOLOGIES GmbH
Fuel Cell Components
Werner-von-Siemens-Str. 18
D-86405 Meitingen, Germany

www.sglcarbon.com Contact person: Dr. Norbert Berg (Tel.: +49-8271-83-2458)

SGL Carbon is the largest global manufacturer of carbon, graphite and composite materials. With almost 30 locations worldwide and a customer-oriented sales and service network, SGL Carbon is now a globally focussed company with around 7,000 employees.

CEAG AG - Holding of the FRIWO Group
Global Research
Von-Liebig-Str. 11
D-48346 Ostbevern

www.ceag-ag.com Contact person: Dr. Alexander Dyck (Tel.: +49-2532-87-501)

CEAG/FRIWO develops and produces network and power supply units and chargers for a wide range of technical and country-specific requirements and is one of the leading suppliers of power supply units and chargers worldwide.

Forschungszentrum Jülich GmbH - FZJ
Institut für Werkstoffe und Verfahren der Energietechnik - IWV 3
D–52425 Jülich

www.fuelcells.de Contact person: Dr. Hendrik Dohle (Tel.: +49-2461-61-6884)

The IWV-3 (Institute for Materials and Processes in Energy Systems) of Forschungszentrum Jülich GmbH works with fuel cells and their systems. The core areas of competence of the IWV-3 are stacks for stationary, portable and mobile applications.

Zentrum für Sonnenenergie und Wasserstoff-Forschung Baden-Württemberg - ZSW
Helmholtzstraße 8
D-89081 Ulm

www.zsw-bw.de Contact person: Dr. Ludwig Jörissen (Tel.: +49-731-9530-609)

The Ulm-based division of the ZSW (Centre for Solar Energy an Hydrogen Research) is involved in the development of materials, components and systems for electrochemical energy systems. The development of PEM fuel cells for domestic power supply and portable electricity generators is at the centre of its work.